UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Xinhua Sports & Entertainment Limited
(Name of Issuer)

A Common Shares, par value $0.001 per share
(Title of Class of Securities)

983982109
(CUSIP Number)

Lynn Tilton Patriarch Partners, LLC
32 Avenue of the Americas, 13th Floor New York, NY 10013 212.825.0550 Office 212.825.2038 Fax

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2010
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

Patriarch Partners Media Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 10,139,655
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 10,139,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,139,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%[1]
14	TYPE OF REPORTING PERSON (see Instructions)
OO

1 Based on 198,843,675 A common shares outstanding as of July 12, 2010.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

ZOHAR CDO 2003-1, LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 84,120,292[1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 84,120,292[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,120,292[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7%[2]
14	TYPE OF REPORTING PERSON (see Instructions)
CO

1 Assumes full conversion of convertible securities beneficially owned by the reporting person.
2 Based on 198,843,675 A common shares outstanding as of July 12, 2010 plus an additional 84,120,292 A common shares issuable upon convertible securities beneficially owned by the reporting person as of July 12, 2010. Based on representations made by XSEL as of July 12, 2010, assuming full conversion of all convertible securities into A common shares held by persons in addition to the reporting person, the fully-diluted percentage of A common shares represented by the amount in row (11) would have been 20.1% as of such date.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

ZOHAR II 2005-1, LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 72,723,348[1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 72,723,348[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,723,348[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.8%[2]
14	TYPE OF REPORTING PERSON (see Instructions)
CO

1 Assumes full conversion of convertible securities beneficially owned by the reporting person.
2 Based on 198,843,675 A common shares outstanding as of July 12, 2010 plus an additional 72,723,348 A common shares issuable upon convertible securities beneficially owned by the reporting person as of July 12, 2010. Based on representations made by XSEL as of July 12, 2010, assuming full conversion of all convertible securities into A common shares held by persons in addition to the reporting person, the fully-diluted percentage of A common shares represented by the amount in row (11) would have been 17.3% as of such date.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

Patriarch Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 84,120,292[1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 84,120,292[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,120,292[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7%[2]
14	TYPE OF REPORTING PERSON (see Instructions)
OO

1 Assumes full conversion of convertible securities beneficially owned by the reporting person.
2 Based on 198,843,675 A common shares outstanding as of July 12, 2010 plus an additional 84,120,292 A common shares issuable upon convertible securities beneficially owned by the reporting person as of July 12, 2010. Based on representations made by XSEL as of July 12, 2010, assuming full conversion of all convertible securities into A common shares held by persons in addition to the reporting person, the fully-diluted percentage of A common shares represented by the amount in row (11) would have been 20.1% as of such date.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

Patriarch Partners XIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 72,723,348[1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 72,723,348 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,723,348 [1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%[2]

14	TYPE OF REPORTING PERSON (see Instructions)
OO

1 Assumes full conversion of convertible securities beneficially owned by the reporting person.
2 Based on 198,843,675 A common shares outstanding as of July 12, 2010 plus an additional 72,723,348 A common shares issuable upon convertible securities beneficially owned by the reporting person as of July 12, 2010. Based on representations made by XSEL as of July 12, 2010, assuming full conversion of all convertible securities into A common shares held by persons in addition to the reporting person, the fully-diluted percentage of A common shares represented by the amount in row (11) would have been 17.3% as of such date.

CUSIP No. 983982109

1	NAMES OF REPORTING PERSONS

Lynn Tilton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 166,983,295[1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 166,983,295[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,983,295[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.9%[2]

14	TYPE OF REPORTING PERSON (see Instructions)
IN

1 Assumes full conversion of convertible securities beneficially owned by the reporting person. Ms. Tilton disclaims beneficial ownership of these securities except to the extent of her pecuniary interest.
2 Based on 198,843,675 A common shares outstanding as of July 12, 2010 plus an additional 156,843,640 A common shares issuable upon convertible securities beneficially owned by the reporting person as of July 12, 2010. Based on representations made by XSEL as of July 12, 2010, assuming full conversion of all convertible securities into A common shares held by persons in addition to the reporting person, the fully-diluted percentage of A common shares represented by the amount in row (11) would have been 39.8% as of such date.

Item 1. Security and Issuer

          This statement is being filed with respect to the A Common Shares, $0.001 par value per share (the “Common Shares”), of Xinhua Sports & Entertainment Limited (“XSEL”).

          XSEL has its principal executive office at 18/F, Tower A, Winterless Centre, No. 1 West Da Wang Road, Chaoyang District, Beijing 100026, People’s Republic of China.

Item 2. Identity and Background

                    (a) — (c) and (f) This statement is filed by (i) Patriarch Partners Media Holdings, LLC (“PPMH”), ZOHAR CDO 2003-1, LIMITED, a Cayman Islands company (“Zohar I”), and ZOHAR II 2005-1, LIMITED, a Cayman Islands company (“Zohar II”), with respect to the Common Shares beneficially owned by such entities; (ii) Patriarch Partners VIII, LLC (“Patriarch VIII”) with respect to the Common Shares beneficially owned by Zohar I; (iii) Patriarch Partners XIV, LLC (“Patriarch XIV”) with respect to the Common Shares beneficially owned by Zohar II and (iv) Lynn Tilton with respect to Common Shares beneficially owned by PPMH, Zohar I and Zohar II. Ms. Tilton disclaims beneficial ownership of the securities covered by this statement except to the extent of her pecuniary interest therein. Each of PPMH, Zohar I, Zohar II, Patriarch VIII, Patriarch XIV and Ms. Tilton are referred to herein as a “Reporting Person” and collectively, the “Reporting Persons.”

          The principal place of business and principal office address of each of Zohar I and Zohar II is PO Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal place of business and principal office of each of PPMH, Patriarch VIII, Patriarch XIV and Ms. Tilton is located at c/o Patriarch Partners, LLC, 32 Avenue of the Americas, 17th Floor, New York, NY 10013.

          The principal business of each of Zohar I and Zohar II is that of purchasing, selling and managing investments for its own account. The principal business of each of Patriarch VIII and Patriarch XIV is to act as the collateral manager to Zohar I and Zohar II, respectively. Ms. Tilton is the Chief Executive Officer and sole Principal of Patriarch Partners, LLC (“Patriarch Partners”), a private equity firm that Ms. Tilton founded in 2000, and Ms. Tilton also serves as manager of certain of its affiliated entities, including Patriarch VIII and Patriarch XIV. Ms. Tilton is a citizen of the United States.

          (d) — (e) None of PPMH, Zohar I, Zohar II, Patriarch VIII, Patriarch XIV or Ms. Tilton, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          The total amount of funds described in Item 4 and provided as Convertible Term Loans (defined below) under the Credit Agreement (defined below) by each of Zohar I and Zohar II and to acquire the Series C Preferred Shares (defined below) were provided by working capital. Each of Zohar I and Zohar II issued notes to third parties in connection with their respective formation transactions, and the funds raised from such notes issuances are used by each of Zohar I and Zohar II as working capital in connection with their primary investment operations, including those used to fund the Convertible Term Loans, Additional Term Loans (as defined below) and the acquisition of Series C Preferred Shares.

Item 4. Purpose of Transaction

          On October 21, 2008, XSEL entered into a credit agreement with Zohar I and Zohar II, as lenders (“Lenders”), together with Patriarch Partners Agency Services, LLC, as agent for the Lenders (the “Credit Agreement”). Each of the Lenders and the agent are affiliates of Patriarch Partners. The Credit Agreement provided for commitments by the Lenders of up to a maximum of $80 million in convertible term loans, subject to certain borrowing conditions (the “Convertible Term Loans”). The facility was for a term of four years and was secured by a pledge of certain of XSEL’s television assets. The Convertible Term Loans are convertible into XSEL’s Common Shares beginning October 21, 2009 at the conversion prices set forth in the Credit Agreement, subject to adjustment as provided therein. As of July 12, 2010, Zohar I holds $22,234,208.30 and Zohar II holds $19,221,831.70 of Convertible Term Loans outstanding under the Credit Agreement.

          On July 12, 2010, XSEL entered into a second amendment to the Credit Agreement (the “Second Amendment”) pursuant to which the Lenders thereunder waived certain defaults under the Credit Agreement, as amended, and Zohar I made an additional loan of $4,076,124.57 and Zohar II made an additional loan of $3,523,875.43 (the “Additional Term Loans”). The Additional Term Loans are not convertible into Common Shares.

          In connection with and as partial consideration for the Second Amendment, on July 12, 2010, XSEL and Zohar I and Zohar II entered into a Series C Convertible Preferred Shares Purchase Agreement (the “Series C Purchase Agreement”) providing for the purchase by Zohar I of 41,992 Series C Convertible Preferred Shares of XSEL (“Series C Preferred Shares”) and the purchase by Zohar II of 36,303 Series C Preferred Shares.

          The Series C Preferred Shares are a newly-created series of preferred shares that have the preferences, limitations and relative rights set forth in an authorizing resolution (the “Authorizing Resolution”) adopted by the Board of Directors of XSEL, the form of which is attached as Exhibit B to the Series C Purchase Agreement.

          Among other rights, the Series C Preferred Shares are immediately convertible into Common Shares at the option of the holders at any time based on the conversion formula set forth in the Authorizing Resolution.

          The Series C Preferred Shares do not carry any ordinary voting rights with the Common Shares and do not vote generally on any matters of XSEL other than as expressly set forth in the Authorizing Resolution or as may be required under applicable law. The Authorizing Resolution provides that the approval of the holders of a majority of the outstanding Series C Preferred Shares, voting separately or in some instances with any outstanding Parity Shares (as defined in the Authorizing Resolution), will be required for certain extraordinary corporate matters or matters expressly affecting the rights of the Series C Preferred Shares, in each case all as more fully set forth in Section 5.2 of the Authorizing Resolution.

          Upon a liquidation of XSEL, the Series C Preferred Shares will be entitled to the liquidation preference described in Article 7 of the Authorizing Resolution. The holders of the Series C Preferred Shares will also have the right to require that their shares be redeemed by XSEL upon the occurrence of certain “Realization Events,” as set forth in Article 6 of the Authorizing Resolution.

          Pursuant to an Investor and Registration Rights Agreement, dated October 21, 2008, between XSEL, Zohar I, Zohar II and Xinhua Finance Limited entered into in connection with the Credit Agreement (the “Investor Rights Agreement”), each of Zohar I and Zohar II also have certain pre-emptive rights and “tag-along” rights with respect to the Common Shares issuable upon the conversion of the Series C Preferred Shares and Convertible Term Loans in connection with certain sales of Common Shares by Xinhua Finance Limited.

          In connection with the Series C Purchase Agreement, XSEL, Zohar I and Zohar II also entered into a Registration Rights Agreement in the form of Exhibit D to the Series C Purchase Agreement providing the holders of the Series C Preferred Shares with certain piggyback registration rights.

          Each of the Second Amendment and the Series C Purchase Agreement provide Zohar I and Zohar II and certain affiliates or assignees with rights to appoint a non-voting board observer to XSEL’s board of directors and to receive certain information and access to XSEL’s financial and other information.

          The Reporting Persons acquired beneficial ownership of the Common Shares, Convertible Term Loans and Series C Preferred Shares described in this Schedule 13D for investment purposes. As of the date of this Schedule 13D, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to closely monitor XSEL’s performance and maintain close contact with XSEL’s management and board of directors regarding its business plans and prospects and may modify their plans in the future. In addition, the Reporting Persons and their representatives and advisors may from time to time communicate with other shareholders, industry participants and other interested parties concerning XSEL, including discussions with interested parties, either on their own initiative or at the request of XSEL, regarding potential partnerships, investments and other transactions involving XSEL and/or the Reporting Person’s investment in XSEL, any of which may result in one of more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          References to and the description of terms of the Credit Agreement, Investor Rights Agreement, Second Amendment, Series C Purchase Agreement and Registration Rights Agreement is a summary and is qualified in its entirety by reference to the full terms of the applicable agreements so described, each of which is incorporated by reference as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a) — (b)

          Zohar I holds $22,234,208.30 in Convertible Term Loans and 41,992 Series C Preferred Shares which, as of July 12, 2010, are immediately convertible into 84,120,292 Common Shares, or 29.7% of XSEL’s Common Shares, for which Zohar I may be deemed to share the power to vote and dispose of such Common Shares with Patriarch VIII, its collateral manager. Patriarch VIII is the collateral manager of Zohar I and, as a result, may be deemed to share the power to vote and dispose of all shares beneficially owned by Zohar I.

          Zohar II holds $19,221,831.70 in Convertible Term Loans and 36,303 Series C Preferred Shares which, as of July 12, 2010, are immediately convertible into 72,723,348 Common Shares, or 26.8% of XSEL’s Common Shares, for which Zohar II may be deemed to share the power to vote and dispose such Common Shares with Patriarch XIV, its collateral manager. Patriarch XIV is the collateral manager of Zohar II and, as a result, may be deemed to share the power to vote and dispose of all shares beneficially owned by Zohar II.

          PPMH holds 10,139,655 Common Shares, or 5.1% of XSEL’s Common Shares, and may be deemed to share the power to vote and dispose of such Common Shares with Ms. Tilton, its manager.

          Lynn Tilton may be deemed to collectively share the power to vote and dispose of 166,983,295 Common Shares, or 46.9% of XSEL’s Common Shares as a result of the following relationships: Ms. Tilton is the Manager of PPMH and may be deemed to share the power to vote and dispose of all Common Shares held by PPMH; Ms. Tilton is the Manager of Patriarch VIII, which is the collateral manager of Zohar I and, accordingly, may be deemed to share the power to vote and dispose of Common Shares into which Convertible Term Loans and Series C Preferred Shares held by Zohar I are immediately convertible; and Ms. Tilton is the Manager of Patriarch XIV, which is the collateral manager of Zohar II and, accordingly, may be deemed to share the power to vote and dispose of Common Shares into which Convertible Term Loans and Series C Preferred Shares held by Zohar II are immediately convertible. Ms. Tilton disclaims any such ownership (except to the extent of her pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Ms. Tilton is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

          The percentage ownership of XSEL’s Common Shares of the Reporting Persons is based on 198,843,675 outstanding Common Shares as of July 12, 2010 and includes the number of Common Shares for each Reporting Person into which securities convertible into Common Shares are convertible within 60 days. The number of outstanding Common Shares and conversion price of each of the Convertible Term Loans and Series C Preferred Shares are based upon certain representations of XSEL contained in the Series C Purchase Agreement. Based on representations of XSEL in the Series C Purchase Agreement, as of July 12, 2010 on a fully-diluted basis after giving effect to the conversion of all outstanding convertible securities held by third parties in addition to the Reporting Persons, the Reporting Persons would collectively beneficially own 39.8% of the Common Shares. Notwithstanding the foregoing, the Authorizing Resolution for the Series C Preferred Shares provides that in no event shall Series C Preferred Shares be convertible in Common Shares to the extent that the conversion would result in a “change of control,” as that term is defined in the authorizing resolution for XSEL’s Series B Convertible Preferred Shares.

          Except as set forth in this Item 5, none of PPMH, Zohar I, Zohar II, Patriarch VIII, Patriarch XIV or Ms. Tilton beneficially owns or has the power to vote or cause the vote of any Common Shares.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that PPMH, Zohar I, Zohar II, Patriarch VIII, Patriarch XIV or Ms. Tilton is the beneficial owner of the Common Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c) Except for the execution and delivery of the Second Amendment and Series C Purchase Agreement, no transactions in Common Shares were effected by PPMH, Zohar I, Zohar II, Patriarch VIII, Patriarch XIV or Ms. Tilton during the 60 days prior to the date hereof.

          (d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of XSEL.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of July 22, 2010, among the Reporting Persons, is attached as Exhibit 1 hereto.

2.

Credit Agreement, dated as of October 21, 2008, by and among Xinhua Sports & Entertainment Limited (f/k/a Xinhua Finance Media Limited), the subsidiary guarantors of the borrower, the lenders parties thereto, and Patriarch Partners Agency Services, LLC, as agent. (Incorporated by reference to Exhibit 4.53 of XSEL’s Form 20-F filed on April 30, 2009 (File No. 0001389476)).

3.

Investor and Registration Rights Agreement, dated as of October 21, 2008, among Xinhua Sports & Entertainment Limited (f/k/a Xinhua Finance Media Limited), Zohar I, Zohar II and Xinhua Finance Limited (Incorporated by reference to Exhibit 4.54 of XSEL’s Form 20-F filed on April 30, 2009 (File No. 0001389476)).

4.

Second Amendment and Waiver to Credit Agreement, dated as of July 12, 2010, by and among Xinhua Sports & Entertainment Limited, the subsidiary guarantors of the borrower, the lenders parties thereto, and Patriarch Partners Agency Services, LLC, as agent (Incorporated by reference to Exhibit 4.65 of XSEL’s Form 20-F filed on July 15, 2010 (File No. 0001389476)).

5.

Series C Convertible Preferred Shares Purchase Agreement, dated as of July 12, 2010, among Xinhua Sports & Entertainment Limited, Zohar I and Zohar II (Incorporated by reference to Exhibit 4.66 of XSEL’s Form 20-F filed on July 15, 2010 (File No. 0001389476)).

6.

Registration Rights Agreement, dated as of July 12, 2010, among Xinhua Sports & Entertainment Limited, Zohar I and Zohar II (Incorporated by reference to Exhibit 4.67 of XSEL’s Form 20-F filed on July 15, 2010 (File No. 0001389476)).

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2010

Patriarch Partners Media Holdings, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

ZOHAR CDO 2003-1, LIMITED

	By:		Patriarch Partners VIII, LLC,
its Collateral Manager

		By:	/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

ZOHAR II 2005-1, LIMITED

	By:		Patriarch Partners XIV, LLC,
its Collateral Manager

		By:	/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Patriarch Partners VIII, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Patriarch Partners XIV, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

/s/ Lynn Tilton

Name: Lynn Tilton

Exhibit 1

JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Patriarch Partners Media Holdings, LLC, ZOHAR CDO 2003-1, LIMITED, ZOHAR II 2005-1, LIMITED, Patriarch Partners VIII, LLC, Patriarch Partners XIV, LLC and Ms. Lynn Tilton on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to A Common Shares, par value $0.001 per share, of Xinhua Sports & Entertainment Limited, a Cayman Islands company, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of July 2010.

Date: July 22, 2010	Patriarch Partners Media Holdings, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Date: July 22, 2010	ZOHAR CDO 2003-1, LIMITED

	By:		Patriarch Partners VIII, LLC,
its Collateral Manager

		By:	/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Date: July 22, 2010	ZOHAR II 2005-1, LIMITED

	By:		Patriarch Partners XIV, LLC,
its Collateral Manager

		By:	/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Date: July 22, 2010	Patriarch Partners VIII, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Date: July 22, 2010	Patriarch Partners XIV, LLC

	By:		/s/ Lynn Tilton

Name: Lynn Tilton
Title: Manager

Date: July 22, 2010	/s/ Lynn Tilton

Name: Lynn Tilton